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Third Quarter Report 2006

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS
UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle reported third quarter net income of $45.2 million, or $0.38 per share, compared to net income of $2.1 million, or $0.02 per share, in the third quarter of 2005. Gold production in the third quarter of 2006 was 59,603 ounces compared to 61,704 ounces in the third quarter of 2005. Cash provided by operating activities was $73.9 million in the third quarter of 2006 compared to $11.2 million in the prior year's third quarter. For the year to date, net income was $119.5 million, or $1.05 per share, compared to a net income of $25.3 million, or $0.29 per share, in the first nine months of 2005. Over the same periods, operating cash flow increased to $141.8 million in 2006 from $58.4 million in 2005.

        Third quarter ore processed was down 9% to 669,026 tonnes in 2006 compared to the same period in 2005. Year-to-date ore processed was down 9% to 1,987,456 tonnes in the first nine months of 2006 compared to the same period in 2005.

        The table below summarizes the key variances in net income for the third quarter and year to date of 2006 from the net income reported for the same periods in 2005.

(millions of dollars)	Third Quarter	Year to Date
Increase in gold revenue	$4.9	$29.8
Increase in copper and silver revenues	8.1	35.4
Increase in zinc revenue	37.0	91.2
Gain on sale of available-for-sale securities	1.1	23.0
Gain on sale of Contact Diamond Corporation	7.4	7.4
Stronger Canadian dollar, net of hedges	(1.3)	(7.4)
Decrease in amortization	0.1	1.2
Gain (loss) on base metal contracts	3.0	(8.7)
Increased income and mining and federal capital taxes	(15.8)	(61.7)
Corporate costs and other	(1.4)	(16.0)

Net positive variance	$43.1	$94.2

        In the third quarter of 2006, revenues from mining operations increased to $108.8 million from $58.6 million in the third quarter of 2005. For the year to date, revenues from mining operations increased to $326.3 million from $170.0 million in the first nine months of 2005. While sales volume decreased by 12% for the third quarter and 4% for first nine months of 2006 as compared to the same periods in 2005, realized prices for all metals increased in 2006 compared to the same periods in 2005.

        In addition, the Company liquidated a substantial portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $23.0 million, or $0.20 per share for the first nine months of 2006. The third quarter of 2006 included a gain before taxes of $1.1 million, or $0.01 per share.

        For the year-to-date, the Company reported a loss on its derivative financial instruments of $13.0 million which consisted of a $3.5 million mark-to-market loss on the Company's remaining derivative contracts as at September 30, 2006. For the quarter, the Company recognized an additional mark-to-market loss of $1.0 million representing losses on contracts expiring in the quarter.

        Exploration costs for both the third quarter and for the first nine months of 2006 increased significantly compared to the same periods in 2005. Increased exploration activities on U.S. properties and continued exploration work on the Pinos Altos project located in the Sierra Madre gold belt of Mexico contributed to the increase in exploration costs. The main increase in exploration costs however, is related to Agnico-Eagle's

Scandinavian activities. In the first three quarters of 2005, Agnico-Eagle had a 14% interest in Riddarhyttan Resources AB and accounted for its investment using the equity method of accounting through to October 17, 2005. The first three quarters of 2006 is the first full nine-month period of consolidating Riddarhyttan Resources AB and resulted in the inclusion of $7.6 million of exploration expenditures. As a result of the completion of a feasibility study and the decision to proceed with construction of the mine (the Kittila mine on the Suurikuusikko deposit), expensing of expenditures relating to the project ceased as of June 1, 2006. These expenditures are now being capitalized. There were however, additional expenditures of $2.0 million relating to exploration activities performed elsewhere in Scandinavia.

        Amortization in the third quarter of 2006 was consistent with the same period in 2005 and $1.2 million lower in the first nine months of 2006 as compared to the same period in 2005. The first nine months of 2005 amortization was higher due to the reversal of the copper concentrate inventory which had built up at the end of 2004 as the amortization relating to the production of those concentrates was recognized in the same period as the related revenue. A similar build-up of inventory at the end of 2005 did not occur resulting in lower amortization for the first nine months of 2006 when compared to the same period in 2005.

        General and administrative expenditures were $3.3 million higher in the third quarter of 2006 and $8.0 million higher in the first nine months of 2006 as compared to the same periods in 2005. The increases are primarily due to the expensing of stock options granted during the period. The compensation expense related to these options recognized in the third quarter and the first nine months of 2006 was $0.8 million ($0.01 per share) and $4.4 million ($0.04 per share), respectively. Interest costs for both the third quarter and first nine months of 2006 were lower as compared to the same periods in 2005 due to the full redemption of the Company's Convertible Debentures by February 15, 2006.

        In the third quarter of 2006, the Company recorded a foreign exchange translation loss of $1.0 million, compared to a loss of $0.8 million in the third quarter of 2005. The year-to-date foreign exchange translation loss was $9.6 million compared to a gain of $0.1 million in the prior year. Both the quarter and year-to-date losses are mainly due to the effect of foreign exchange rate changes on the Company's future tax liability balances.

        In the third quarter of 2006, total cash costs per ounce decreased to $(709) per ounce of gold produced from $33 per ounce in the third quarter of 2005. Total cash costs per ounce for the first nine months of 2006 was $(625) compared to $66 for the same period in 2005. The main driver leading to the decrease in total cash costs for the quarter was higher byproduct metal revenue due to increased realized prices for all metals.

        Minesite costs per tonne was C$63 in the third quarter of 2006 compared to C$57 in the third quarter of 2005. Minesite costs per tonne was C$61 for the first nine months of 2006 as compared to C$55 for the first nine months of 2005. Minesite costs per tonne were higher than expected due to higher input costs such as fuel, and increased equipment maintenance and ground support expenses.

        Production costs increased 12% to $36.5 million in the third quarter of 2006 compared to $32.6 million in the third quarter of 2005 and increased 12% to $105.2 in the first nine months of 2006 compared to $93.8 million in the first nine months of 2005. Higher input costs such as fuel and increased equipment maintenance and ground support expenses were the primary reasons for the increase.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended September 30, 2006	Nine months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2005
Production costs per Consolidated Statements of Income	$36,456	$105,210	$32,548	$93,789
Adjustments:
Byproduct revenues	(74,192)	(207,419)	(28,812)	(77,509)
Inventory adjustment(i)	(4,430)	(9,767)	(1,588)	(4,119)
Non-cash reclamation provision	(116)	(333)	(108)	(320)

Cash operating costs	$(42,282)	$(112,309)	$2,040	$11,841

Gold production (ounces)	59,603	179,804	61,704	178,785

Total cash costs (per ounce)(ii)	$(709)	$(625)	$33	$66

(thousands of dollars, except where noted)	Three months ended September 30, 2006	Nine months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2005
Production costs per Consolidated Statements of Income	$36,456	$105,210	$32,548	$93,789
Adjustments:
Inventory adjustments(iii)	1,250	2,812	(915)	(3,530)
Non-cash reclamation provision	(116)	(333)	(108)	(320)

Minesite operating costs (US$)	$37,590	$107,689	$31,525	$89,939

Minesite operating costs (C$)	$42,153	$121,591	$37,913	$109,986

Tonnes of ore milled (000's tonnes)	669	1,987	660	1,999

Minesite costs per tonne (C$)(iv)	$63	$61	$57	$55

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company is targeting gold production of approximately 250,000 ounces in 2006 with total cash costs expected to be below nil, as the Company continues to benefit from higher byproduct production and metal prices.

Liquidity and Capital Resources

        At September 30, 2006, Agnico-Eagle's cash and cash equivalents balance was $254.9 million, restricted cash was $5.9 million, short-term investments were $170.0 million, while working capital was $506.8 million. At December 31, 2005, the Company had $61.2 million in cash and cash equivalents, nil restricted cash, $59.8 million in short-term investments and $189.8 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors. As at September 30, 2006, the highly liquid investments that had remaining maturities at time of purchase of greater than three months increased significantly, therefore contributing to the decrease in cash and cash equivalents. The total of cash and cash equivalents, restricted cash and short-term investments was $430.9 million at September 30, 2006 and $121.0 million at December 31, 2005.

        Cash provided by operating activities was $73.9 million in the third quarter of 2006 compared to $11.2 million in the third quarter of 2005. For the first nine months of 2006, cash provided by operating activities was $141.8 million compared to $58.4 million for the same period in 2005. Cash provided by operating activities for the third quarter of 2006 was positively impacted by higher gold and byproduct metal prices.

        Between January 1, 2006 and February 15, 2006, Convertible Debenture holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

        The Company currently has $150 million in undrawn credit lines. Although there are currently no amounts drawn on the $150 million credit facility, the amount available under the facility is reduced by outstanding letters of credit to approximately $139 million. The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

        Subsequent to period-end, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its terms by two years to December 2011. All other terms of the facility were substantially unchanged with the exception that the Kittila and Lapa properties have been added as security under the facility.

        For the three months ended September 30, 2006, capital expenditures were $41.4 million compared to $15.7 million in the three months ended September 30, 2005. While sustaining capital expenditures at the LaRonde mine decreased marginally to $5.4 million from $5.6 million in the third quarter of 2005, there were significant increases in capital expenditures on other regional projects, namely Lapa, Goldex, Bousquet and LaRonde II. Capital expenditures for these projects increased by $18.5 million to $25.0 million compared to the third quarter of 2005, primarily driven by the continued costs associated with mine construction at Lapa and Goldex. Further expenditures within the Abitibi region of Quebec of approximately $2.8 million are mainly attributable to the ramp development and the level 215 exploration drift at LaRonde, and for the implementation of a new management information system. In addition, as of June 1, 2006, expenditures relating to the Kittila mine in Finland ceased to be expensed and in the third quarter of 2006, expenditures of

$6.5 million were capitalized. For the full year, forecasted capital expenditures are now estimated to be $169 million.

        In addition to the private placement from treasury of 1,226,000 flow-through shares for total proceeds of $35 million that was closed in the first quarter of 2006, in the second quarter of 2006 the Company closed a $250 million public offering of 8,455,000 common shares. The proceeds of the offering will be used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development of Agnico-Eagle's other projects and for general corporate purposes, including possible acquisitions. In addition, the Company also expects to supplement the above expenditures with internally generated funds and other currently available cash and short-term investments. The Company's ability to continue generating cash flow is dependent on continued strength in gold and byproduct metal prices and continued cost savings generated from economies of scale at LaRonde as the mill processes more tonnes of ore.

        On March 29, 2006, Agnico-Eagle completed its acquisition of 100% of the Pinos Altos Project from Industrias Peñoles S.A. de C.V. ("Peñoles"). Under the exploration and option agreement, Agnico-Eagle paid $32.5 million in cash and issued 2,063,635 of its common shares to Peñoles. In addition, the Company incurred approximately $0.2 million in transaction costs associated with the acquisition.

        During the quarter, the Company tendered 13.8 million Contact Diamond Corporation ("Contact") shares in conjunction with Stornoway's takeover bid to acquire all of the outstanding shares of Contact and concurrent takeover bid to acquire all the outstanding shares of Ashton Mining of Canada Ltd. Under the terms of the agreement, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt of 4,968,747 Stornoway shares.

        A $4.5 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during the quarter. In addition, Agnico-Eagle subscribed to a private placement by Stornoway for a total value of C$22.5 million. As a result of the transaction, equity accounting for the Company's investment in Contact ceased in September, 2006. The new investment in Stornoway will be accounted for based on the cost method.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Income and cash flows
LaRonde Division
Revenues from mining operations	$108,798	$58,608	$326,251	$169,946
Production costs	36,456	32,548	105,210	93,789

Gross profit (exclusive of amortization shown below)	$72,342	$26,060	$221,041	$76,157
Amortization	6,119	6,276	18,224	19,470

Gross profit	$66,223	$19,784	$202,817	$56,687

Net income for the period	$45,203	$2,057	$119,485	$25,299
Net income per share (basic)	$0.38	$0.02	$1.05	$0.29
Net income per share (diluted)	$0.37	$0.02	$1.02	$0.29
Cash provided by operating activities	$73,945	$11,151	$141,751	$58,358
Cash used in investing activities	$(185,498)	$(42,467)	$(242,045)	$(34,905)
Cash provided by financing activities	$2,268	$9,431	$294,173	$9,256
Weighted average number of common shares outstanding — basic (in thousands)	120,386	86,638	113,649	86,330
Tonnes of ore milled	669,026	660,058	1,987,456	1,998,541
Head grades:
Gold (grams per tonne)	3.01	3.09	3.07	3.09
Silver (grams per tonne)	75.9	84.68	77.00	78.17
Zinc	4.43%	4.30%	4.16%	4.21%
Copper	0.39%	0.43%	0.37%	0.39%
Recovery rates:
Gold	92.34%	91.33%	91.88%	90.64%
Silver	88.30%	84.40%	87.50%	84.40%
Zinc	87.70%	83.90%	87.30%	82.70%
Copper	81.70%	73.80%	82.30%	75.10%
Payable production:
Gold (ounces)	59,603	61,704	179,804	178,785
Silver (ounces in thousands)	1,233	1,295	3,707	3,597
Zinc (tonnes)	22,068	20,232	61,318	59,009
Copper (tonnes)	1,884	1,921	5,527	5,411
Payable metal sold:
Gold (ounces)	57,326	64,852	187,969	195,539
Silver (ounces in thousands)	1,137	1,092	3,512	3,611
Zinc (tonnes)	20,541	20,126	59,340	54,904
Copper (tonnes)	1,880	1,614	5,534	7,384
Realized prices (US$):
Gold (per ounce)	$600	$432	$632	$432
Silver (per ounce)	$12.39	$7.04	$12.09	$6.94
Zinc (per tonne)	$3,525	$1,345	$3,345	$1,323
Copper (per tonne)	$6,843	$4,145	$8,818	$3,571
Total cash costs (per ounce) (US$):
Production costs	$612	$527	$585	$525
Less: Net byproduct revenues	(1,340)	(467)	(1,224)	(433)
Inventory adjustments	21	(25)	16	(24)
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)	$(709)	$33	$(625)	$66

Minesite costs per tonne milled (C$)	$63	$57	$61	$55

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operations	$45,795	$61,766	$49,572	$58,608	$71,392	$90,581	$126,872	$108,798
Production costs	22,175	30,973	30,268	32,548	33,576	33,187	35,567	36,456

Gross profit (exclusive of amortization shown below)	$23,620	$30,793	$19,304	$26,060	$37,816	$57,394	$91,305	$72,342
Amortization	4,461	7,211	5,983	6,276	6,592	5,997	6,108	6,119

Gross profit	$19,159	$23,582	$13,321	$19,784	$31,224	$51,397	$85,197	$66,223

Net income for the period	$15,609	$10,449	$12,794	$2,057	$11,695	$37,190	$37,092	$45,203
Net income per share (basic)	$0.18	$0.12	$0.15	$0.02	$0.13	$0.35	$0.32	$0.38
Net income per share (diluted)	$0.18	$0.12	$0.15	$0.02	$0.13	$0.34	$0.31	$0.37
Cash provided by operating activities	$11,722	$28,105	$19,103	$11,151	$24,621	$19,711	$48,095	$73,945
Cash provided by (used in) investing activities	$(28,820)	$37,149	$(29,586)	$(42,467)	$(31,635)	$(50,969)	$(5,578)	$(185,498)
Cash provided by (used in) financing activities	$2,149	$(1,095)	$920	$9,431	$2,433	$45,456	$246,449	$2,268
Weighted average number of common shares outstanding (Basic — in thousands)	85,989	86,131	86,220	86,638	97,127	106,127	114,434	120,386

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2006	As at December 31, 2005
ASSETS
Current
Cash and cash equivalents	$254,918	$61,155
Restricted cash	5,923	—
Short-term investments	170,042	59,827
Metals awaiting settlement	80,082	56,304
Income taxes recoverable	—	7,723
Other taxes recoverable	12,189	6,794
Inventories:
Ore stockpiles	2,815	12,831
Concentrates	4,177	920
Supplies	11,257	10,092
Other current assets	9,632	27,689

Total current assets	551,035	243,335
Other assets	31,669	7,995
Future income and mining tax assets	25,051	63,543
Property, plant and mine development	805,504	661,196

	$1,413,259	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$30,572	$37,793
Dividends payable	643	3,809
Income taxes payable	6,751	—
Interest payable	—	2,243
Fair value of derivative financial instruments (note 7)	6,229	9,699

Total current liabilities	44,195	53,544

Long-term debt (note 4)	—	131,056

Reclamation provision and other liabilities	17,485	16,220

Future income and mining tax liabilities	130,773	120,182

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 120,738,053 (December 31, 2005 — 97,836,954) (note 5)	1,225,931	764,659
Stock options	5,408	2,869
Warrants	15,727	15,732
Contributed surplus	7,181	7,181
Deficit	(25,049)	(138,697)
Accumulated other comprehensive income (loss)	(8,392)	3,323

Total shareholders' equity	1,220,806	655,067

	$1,413,259	$976,069

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
REVENUES
Revenues from mining operations	$108,798	$58,608	$326,251	$169,946
Interest and sundry income (note 9)	12,039	(290)	16,644	654
Gain on sale of available-for-sale securities (note 8)	1,062	97	22,975	100

	121,899	58,415	365,870	170,700
COSTS AND EXPENSES
Production	36,456	32,548	105,210	93,789
Loss on derivative financial instruments	967	5,066	13,012	4,312
Exploration and corporate development	7,808	4,296	20,143	10,423
Equity loss in junior exploration companies	346	584	663	2,557
Amortization	6,119	6,276	18,224	19,470
General and administrative	5,853	2,522	16,672	8,683
Provincial capital tax	729	387	1,626	1,297
Interest	349	2,573	1,923	7,227
Foreign currency loss (gain)	1,037	763	9,555	(88)

Income before income, mining and federal capital taxes	62,235	3,400	178,842	23,030
Federal capital tax	—	246	—	728
Income and mining tax expense (recovery)	17,032	1,097	59,357	(2,997)

Net income for the period	$45,203	$2,057	$119,485	$25,299

Net income per share — basic	$0.38	$0.02	$1.05	$0.29

Net income per share — diluted	$0.37	$0.02	$1.02	$0.29

Weighted average number of shares outstanding (in thousands)
Basic	120,386	86,638	113,649	86,330
Diluted	123,822	87,096	117,086	86,788
Comprehensive income:
Net income for the period	$45,203	$2,057	$119,485	$25,299

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	1,047	—	930
Unrealized gain on available-for-sale securities	288	3,239	1,859	4,216
Cumulative translation adjustments	—	101	—	(1,905)
Adjustments for derivative instruments maturing during the period	(48)	(1)	(1,625)	(35)
Adjustments for realized gains on available-for-sale securities due to dispositions during the period	(448)	(62)	(12,628)	(62)
Tax effect of other comprehensive income (loss) items	335	—	679	—

Other comprehensive income (loss) for the period	127	4,324	(11,715)	3,144

Total comprehensive income for the period	$45,330	$6,381	$107,770	$28,443

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Deficit
Balance, beginning of period	$(70,252)	$(149,514)	$(138,697)	$(172,756)
Stockpile inventory adjustment, net of tax (note 3)	—	—	(5,837)	—
Net income for the period	45,203	2,057	119,485	25,299

Balance, end of period	$(25,049)	$(147,457)	$(25,049)	$(147,457)

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(8,519)	$(2,280)	$3,323	$(1,100)
Other comprehensive income (loss) for the period	127	4,324	(11,715)	3,144

Balance, end of period	$(8,392)	$2,044	$(8,392)	$2,044

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Operating activities
Net income for the period	$45,203	$2,057	$119,485	$25,299
Add (deduct) items not affecting cash:
Amortization	6,119	6,276	18,224	19,470
Future income and mining taxes	13,275	1,235	45,109	(2,997)
Unrealized loss (gain) on derivative contracts	(3,545)	5,066	4,571	4,312
Gain on sale of available-for-sale securities	(1,062)	(97)	(22,975)	(100)
Gain on Contact Diamond Corporation (note 9)	(7,361)	—	(7,361)	—
Amortization of deferred costs and other	5,150	3,199	24,706	7,070
Changes in non-cash working capital balances
Metals awaiting settlement	16,782	(10,669)	(23,778)	(2,686)
Fair value of derivative financial instruments	(6,387)	—	(18,118)	—
Income taxes recoverable	4,216	44	14,474	8,559
Other taxes recoverable	415	(1,007)	4,355	(1,021)
Inventories	(871)	1,189	(3,260)	3,891
Other current assets	43	(51)	(4,217)	132
Accounts payable and accrued liabilities	1,968	5,527	(7,221)	(1,953)
Interest payable	—	(1,618)	(2,243)	(1,618)

Cash provided by operating activities	73,945	11,151	141,751	58,358

Investing activities
Additions to property, plant and mine development	(41,395)	(15,685)	(95,903)	(44,888)
Acquisition of Pinos Altos property	—	—	(32,500)	—
Recoverable Value Added Tax on acquisition of Pinos Altos property	—	—	(9,750)	—
Investment in Stornoway	(19,784)	—	(19,784)	—
Decrease (increase) in short-term investments	(137,738)	(21,730)	(110,215)	12,922
Proceeds on sale of available-for-sale securities and other	(352)	(1,759)	32,030	(4,795)
Decrease (increase) in restricted cash	13,771	(3,293)	(5,923)	1,856

Cash used in investing activities	(185,498)	(42,467)	(242,045)	(34,905)

Financing activities
Dividends paid	—	—	(3,166)	(2,542)
Short-term debt	(7,232)	—	—	—
Proceeds from common shares issued	9,649	9,445	312,105	11,812
Share issue costs	(149)	(14)	(14,766)	(14)

Cash provided by financing activities	2,268	9,431	294,173	9,256

Effect of exchange rate changes on cash and cash equivalents	730	21	(116)	12

Net increase (decrease) in cash and cash equivalents during the period	(108,555)	(21,864)	193,763	32,721
Cash and cash equivalents, beginning of period	363,473	87,590	61,155	33,005

Cash and cash equivalents, end of period	$254,918	$65,726	$254,918	$65,726

Other operating cash flow information:
Interest paid during the period	$117	$4,326	$3,436	$8,311

Income, mining and capital taxes paid (recovered) during the period	$264	$265	$1,232	$(6,476)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2006

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2006 and the results of operations and cash flows for the three and nine months ended September 30, 2006 and 2005.

  Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2005 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2005.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") and FAS 123 — revised 2004, "Share-Based Payment" ("FAS 123R").

  In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

  In March 2005, FASB ratified EITF 04-6 which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle Mines Limited ("Agnico-Eagle" or "the Company") adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million, and increase future income and mining tax assets by $2.6 million. Adoption of EITF 04-6 had no impact on the Company's cash position.

  In December 2004, FASB enacted FAS 123R which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair value-based method and the recording of such expense in the consolidated statements of income and comprehensive income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no significant impact on the Company's consolidated financial statements as a result of the adoption of the new requirements under FAS 123R.

4.     LONG-TERM DEBT

  During the first quarter of 2006, the Company extinguished the remainder of its Convertible Debentures. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

5.     CAPITAL STOCK

  For the three and nine months ended September 30, 2006, the Company's warrants were dilutive. For the three and nine months ended September 30, 2005, the Company's warrants were anti-dilutive and thus were excluded from the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2006 were exercised:

Common shares outstanding at September 30, 2006	120,738,053
Employees' stock options	2,735,890
Warrants	6,898,000

130,371,943

  During the nine-month period ended September 30, 2006, 1,547,985 (2005 — 80,800) employee stock options were exercised for cash of $22.8 million (2005 — $0.9 million) and 1,232,000 (2005 — 892,000) options were granted with a weighted average exercise price of C$24.52 (2005 — C$16.68).

  During the first quarter of 2006, the Company closed two private placements from treasury for a total of 1,226,000 flow-through shares for total proceeds of $35 million. The funds were raised in three tranches during February and March 2006. Under the terms of the private placements, the Company will renounce an equivalent amount of tax deductions from its exploration program expenditures to the investors.

  On July 27, 2005, the Company closed a private placement from treasury of 500,000 flow-through shares for total proceeds of $8.3 million. There were no flow-through shares issued during the six months ended June 30, 2005. The Company renounced an equivalent amount of tax deductions from its exploration program expenditures to the investors in 2006.

  In addition, during June 2006 the Company closed a public offering of 8,455,000 common shares (2005 — nil), for net proceeds of $238 million after estimated expenses of the offering of $12 million.

  The following table illustrates the changes in share capital for the six months ended September 30, 2006:

	Shares	Amount
Balance, beginning of period	97,836,954	$764,659
Shares issued under Employee Stock Option Plan	1,547,985	24,640
Shares issued under Incentive Share Purchase Plan	117,767	3,554
Shares issued on redemption of Convertible Debentures (note 4)	9,483,709	130,367
Shares issued under public offering	8,455,000	238,091
Shares issued under flow-through share private placement	1,226,000	30,245
Shares issued under Dividend Reinvestment Plan	5,003	22
Shares issued on exercise of warrants	2,000	43
Shares issued for acquisition (note 10)	2,063,635	34,310

Balance, end of period	120,738,053	$1,225,931

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	Nine months ended September 30, 2006
	# of Options	Weighted average exercise price
Outstanding, beginning of period	3,071,625	C$15.78
Granted	1,232,000	C$24.52
Exercised	(1,547,985)	C$16.84
Cancelled	(19,750)	C$19.28

Outstanding, end of period	2,735,890	C$19.06

Options exercisable at end of period	1,221,828	C$16.10

7.     FINANCIAL INSTRUMENTS

  As at September 30, 2006, Agnico-Eagle had the following byproduct metal contracts:

Expected Maturity
2006
Zinc
Forwards
Pounds (000s)	3,000
Average price ($/tonne)	$1,235

  At September 30, 2006, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $(6.2) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

8.     GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES

  During the first nine months of 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities which resulted in proceeds of $34.5 million and a gain before taxes of $23.0 million.

9.     GAIN ON EXCHANGE OF CONTACT DIAMOND CORPORATION SHARES

  During the quarter, the Company tendered 13.8 million Contact Diamond Corporation ("Contact") shares in conjunction with Stornoway's takeover bid to acquire all of the outstanding shares of Contact and concurrent takeover bid to acquire all the outstanding shares of Ashton Mining of Canada Ltd. Under the terms of the agreement, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt of 4,968,747 Stornoway shares.

  A $4.5 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during the quarter. In addition, Agnico-Eagle subscribed to a private placement by Stornoway for a total value of C$22.5 million.

10.   ACQUISITION

  Pinos Altos Project

  In March 2005, the Company entered into an agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of Chihuahua City, the state capital.

  Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. On March 15, 2006, Agnico-Eagle paid Peñoles $32.5 million in cash and 2,063,635 common shares to close the agreement and obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

  The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

11.   SUBSEQUENT EVENT

  Subsequent to period-end, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its terms by two years to December, 2011. All other terms of the facility were substantially unchanged with the exception that the Kittila and Lapa properties have been added as security under the facility.

12.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

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QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)